Exhibit 1

ASX

Release

11 October 2019

RESOLUTIONS FOR CONSIDERATION AT THE WESTPAC 2019 AGM

Pursuant to ASX Listing Rule 3.17A, Westpac Banking Corporation advises that it has received a notice under section 249N of the Corporations Act from shareholders requesting resolutions for consideration at Westpac’s 2019 Annual General Meeting, to be held in Sydney on Thursday, 12 December 2019.

The attached resolutions have been received from shareholders representing approximately 0.01% of Westpac’s shares on issue. The accompanying statements from the shareholders requisitioning the resolutions will be distributed with the Notice of Annual General Meeting in accordance with section 249P of the Corporations Act.

Westpac’s Notice of Annual General Meeting will be published in November 2019 and will include the Board’s recommendation on each resolution to be considered at the meeting.

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ATTACHMENT

Resolution 1 — Amendment to the Constitution

“Insert into the Constitution in clause 7 ‘General meetings’ the following new sub-clause 7.3A ‘Advisory resolutions’: “The Company in general meeting may by ordinary resolution express an opinion or request information about the way in which a power of the Company partially or exclusively vested in the Directors has been or should be exercised. Such a resolution must relate to a material risk identified by the Directors or the Company and cannot advocate action that would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the Directors or the Company.”

Resolution 2 — Transition Planning Disclosure

“Shareholders request the company disclose in annual reporting from 2020 strategies and targets to reduce exposure to fossil fuel (oil, gas, coal) assets in line with the climate goals of the Paris Agreement, including the elimination of exposure to thermal coal in OECD countries by no later than 2030.”